Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054
September 17, 2007
VIA EDGAR
Melissa Campbell Duru
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Allied Waste Industries, Inc. Definitive 14A Filed April 10, 2007 File No. 001-14705
Dear Ms. Duru:
          We are writing in response to your letter dated August 21, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Definitive Proxy Statement of Allied Waste Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission on April 10, 2007. In that letter, you indicated that the Company must either respond to the Staff’s comments by September 21, 2007 or tell you by that time when the Company will provide a response. The Company is carefully considering the Staff’s comments and will provide a response by October 12, 2007.
          Please contact the undersigned at (480) 627-2723 if you have any questions or require additional information.
Sincerely,
/s/ Timothy R. Donovan
Name: Timothy R. Donovan
Title: Executive Vice President and General Counsel